Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-212571

Dated November 1, 2018

Market Index Target-Term Securities® (MITTS®)

	MITTS® Linked to the Dow Jones Industrial Average®	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately six years
Market Measure	The Dow Jones Industrial Average® (Bloomberg symbol: "INDU")
Payout Profile at Maturity	• 100% participation in increases in the Market Measure, subject to the Capped Value • If the Market Measure decreases, payment at maturity will be the Minimum Redemption Amount
Capped Value	[$15.00 to $17.00], a [50.00% to 70.00%] return over the principal amount, to be determined on the pricing date
Participation Rate	100%
Minimum Redemption Amount	$10.00 per unit
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000095010318012905/dp97786_424b2-2067baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may not receive a positive return on your investment.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.